CERTIFICATE OF QUALIFIED PERSON

I, William Alan Naismith, Pr. Sci. Nat. of Johannesburg, South Africa do hereby certify:

- I am a Partner and Principal Rock Engineer, with a business address at 265 Oxford Rd. Illovo, 2196, Johannesburg.
- This certificate applies to the technical report entitled "Slope Design Feasibility Study for the Otjikoto Gold Mine, Namibia" dated December 2012, (the "Technical Report").
- I am a graduate of Portsmouth Polytechnic, (Bachelor of Science with Honours in Engineering Geology, 1972). I am a member in good standing of the South African Council of Natural Scientific Professions, membership number 400219/06. My relevant experience is that I have practiced my profession continuously since graduation. I am a "Qualified Person" for the purposes of National Instrument 43-101 (the "Instrument").
- I have not visited the site; I am reliant on the observations made by Robert Armstrong (BSc. Hons., Pr. Sci. Nat.) during his visit on the April 16, 2012 for 5 days.
- I am responsible for the geotechnical slope design portion of the Technical Report.
- I am independent of B2Gold Corporation as defined by section 1.5
- I have not had prior involvement with the Property that is the subject of the Technical Report.
- I have read the instrument and the parts of the Technical Report that I am responsible for have been prepared in compliance with the Instrument.
- As part of the date of this certificate, to the best of my knowledge, information and belief, the parts of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Signed and dated this thirteenth day of February 2013 at Johannesburg, South Africa.

W. A. Naismith, Pr. Sci. Nat
Partner and Principal Rock Engineer
SRK Consulting